Appendix 3Y

Change of Director’s Interest Notice

EXHIBIT 99.2

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity NOVONIX LIMITED
ABN 54 157 690 830

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANDREW LIVERIS
Date of last notice	31 August 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Interests in shares are held by Mutual Trust Pty Ltd who manage Mr Liveris’ investment.

Interests in options over ordinary shares are held by Lapana Pty Ltd, a company that Mr Liveris is a director and shareholder.

Date of change	19 September 2023
No. of securities held prior to change	4,132,794 ordinary shares (Mutual Trust Pty Ltd) 5,135,995 ordinary shares (Direct) 9,000,000 options over ordinary shares
Class	Ordinary shares
Number acquired	360,000 ordinary shares (Indirect)
Number disposed	Nil

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average of $0.8202
No. of securities held after change	4,132,794 ordinary shares (Mutual Trust Pty Ltd) 360,000 ordinary shares (Lapana Pty Ltd) 5,135,995 ordinary shares (Direct) 9,000,000 options over ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

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